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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF:                                                                            APRIL 2003

COMMISSION FILE NUMBER:                                                     (SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [__]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [__]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____             No _X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_________________

[INSERT DISCLOSURE INFORMATION]

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

LOEWEN, STRONACH & CO.

Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold Entertainment Corp. as at February 28, 2003 and the interim consolidated statements of loss and deficit and cash flows for the six months ended February 28, 2003 from information provided by the Company’s management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

                                                   “Loewen, Stronach & Co.”

                                                      Chartered Accountants

Vancouver, BC

April 23, 2003

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED BALANCE SHEET

FEBRUARY 28, 2003

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	February 28 2003	August 31 2002
	$	$

ASSETS

CURRENT ASSETS
Cash	68,687	23,772
Prepaid expenses and deposits	234,086	374,953
	302,773	398,725
PRE-DEVELOPMENT COSTS (Note 3)	2,776,470	2,768,316
CAPITAL ASSETS (Note 4)	582,379	541,484
	3,661,622	3,708,525

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	204,099	32,824
Loans payable	-	282,187
Obligation under capital leases (Note 5)	18,460	19,423
	222,559	334,434
OBLIGATION UNDER CAPITAL LEASES (Note 5)	7,636	17,253
	230,195	351,687

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	17,525,199	16,156,646
DEFICIT	(14,093,772)	(12,799,808)
	3,431,427	3,356,838
	3,661,662	3,708,525

APPROVED BY THE DIRECTORS:

    /s/  KIM N HART                 Director

    /s/  ANNE KENNEDY           Director

(See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED STATEMENT OF LOSS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	Second quarter ended		Year-to-date
	2003 $	2002 $	2003 $	2002 $
REVENUE
Sales	465	4,891	859	6,648
Interest income	-	-	-	4
Foreign exchange gain (loss)	(3,772)	(2,299)	1,344	(2,624)
	(3,307)	2,592	2,203	4,028
EXPENSES
Advertising and promotion	147,847	145,701	515,133	303,682
Management fees	74,194	61,500	135,694	123,000
Professional and consulting fees	95,076	70,350	124,552	83,307
Travel and conference	33,973	27,942	120,238	67,342
Internet services	65,004	156,721	107,578	237,709
Investor relations	64,638	27,044	70,735	113,681
Amortization	36,432	40,350	68,462	80,700
Office and miscellaneous	36,709	17,400	52,175	27,796
Insurance	21,205	15,977	42,409	32,114
Office rent and services	19,205	16,640	35,785	31,385
Transfer agent and filing fees	8,985	11,797	10,149	14,596
Interest on capital leases	2,918	2,165	5,778	4,229
Prizes	3,274	10,630	5,641	19,895
Interest and bank charges	827	1,891	1,838	2,453
	610,287	606,108	1,296,167	1,141,889
LOSS	613,594	603,516	1,293,964	1,137,861
DEFICIT – BEGINNING	13,480,178	10,731,513	12,799,808	10,197,168
DEFICIT – ENDING	14,093,772	11,335,029	14,093,772	11,335,029

Loss per share	0.0109	0.0159	0.0230	0.0300

 (See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

 (Unaudited - See Notice to Reader)

	Second quarter ended		Year-to-date
	2003 $	2002 $	2003 $	2002 $
OPERATING ACTIVITIES
Loss	(613,594)	(603,516)	(1,293,964)	(1,137,861)
Item not involving cash:
Amortization	36,432	40,350	68,462	80,700
	(577,162)	(563,166)	(1,225,502)	(1,057,161)
Cash provided by changes in non-cash working capital items:
Shares subscription receivable	115,673	-	-	-
Prepaid expenses	(60,348)	5,017	140,867	1,248
Accounts payable and accrued liabilities	141,542	(31,453)	171,275	(78,205)
Loans payable (repaid)	-	-	(282,187)	-
	(380,295)	(589,602)	(1,195,547)	(1,134,118)

INVESTING ACTIVITIES
Pre-development costs	(4,375)	(23,976)	(8,154)	(28,288)
Acquisition of capital assets	(66,707)	(4,579)	(109,357)	(4,579)
	(71,082)	(28,555)	(117,511)	(32,867)

FINANCING ACTIVITIES
Repayment of capital leases liability	(5,735)	(3,118)	(10,580)	(7,594)
Issuance of shares	476,995	607,366	1,368,553	1,079,315
	471,260	604,248	1,357,973	1,071,721

INCREASE (DECREASE) IN CASH	19,883	(13,909)	44,915	(95,264)
CASH – beginning	48,804	22,839	23,772	104,194
CASH – ending	68,687	8,390	68,687	8,930

Notes to statement of cash flow:
1) Cash consists of balances with banks
2) Interest and income taxes paid: Interest paid	3,745	4,056	7,616	6,682
Income taxes paid	-	-	-	-

(See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2003

(Unaudited - See Notice to Reader)

(A Development Stage Company)

(Presented in Canadian Dollars)

Note 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing and online jackpot wagering. These regulations are continually changing. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b)    Basic of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc., Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network (HBN) International Ltd.  All inter-company transactions and balances have been eliminated.

c)    Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

Current assets and current liabilities at exchange rates at the end of the year;

Other assets at historical rates;

Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

d)    Pre-development costs

The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

e)    Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided on a declining balance as follows:

                                             Computer equipment                                                30%

                                             Computers under capital leases                              30%

                                              Internet software                                                      20%

The above rate has been utilized to reflect the anticipated life expectancy. In the year of acquisition only one-half the normal rate is applied.

f)    Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

g)    Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 7 b) i). No compensation expense is recognized for these plans when stock options are issued to members of the Board of Directors. Any consideration paid by members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.

NOTE 2      PRE-DEVELOPMENT COSTS

a)    Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band (“Band”) in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages. The Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants’ claim of sovereign immunity. The Company is considering applying for permission for a review of these issues with the United States Federal Supreme Court, having been recently denied leave to appeal in the Michigan Supreme Court. Recently, the Michigan Court ruled that the State of Michigan is required to issue a gaming compact to the Gun Lake Tribe. During the period, no pre-development costs were capitalized under Gun Lake Indian Band project.

	August 31 2002 $	Additions $	February 28 2003 $
Consulting and legal fees	1,036,168	-	1,036,168
Contractual obligation	520,117	-	520,117
Travel and lodging	213,432	-	213,432
	1,769,717	-	1,769,717

b)    Vancouver Racecourse / Richmond Equine Training Centre project

In Vancouver, British Columbia, the Company has presented a proposal to renovate the Hastings Park horse track facility in conjunction with the construction of a one-mile thoroughbred training centre in Richmond.

The Company is in a process of negotiating an option to purchase 100 acres in Richmond, British Columbia.

In September 2002, the Company renegotiated to extend the agreement with a related party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2003.

	August 31 2002 $	Additions $	February 28 2003 $
Consulting and legal fees	807,626	1,680	809,306
Architectural fees	32,752	-	32,752
Other direct costs	20,972	-	20,972
	861,350	1,680	863,030

c)    HorsepowerTM Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. (“HBN”).

Since 1999 the Company has developed the Horsepower parimutal, random, world wagering pool which is based on a virtual Horserace system.

Sungold owns the exclusive proprietary rights to operate the Horsepower World Pool (HPWP), market the HorsepowerTM system, license the system, sell commercial sponsorships, sell advertising and any other promotion associated with the system.  Sungold reserves the rights to all intellectual property.

HBN acquired computer hardware, developed software and leased a hosting facility that enables Horsepower to operate on the world wide web 24 / 7 as a $US based World wagering pool.  HBN has engaged its’ sister company Horsepower Broadcasting Network (HBN) International Ltd. to operate their US $ Internet wagering site.

A major expansion of the Horsepower World Pool is expected in 2003 with many racetracks in North America and internationally wagering into the Horsepower World Pool Pick 1 and Pick 6  parimutal pools.

	August 31 2002 $	Additions $	February 28 2003 $

Legal and consulting fees	58,999	-	58,999

d)    HorsepowerTM Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. (“HBN Int’l”), in the Province of Quebec under the Canada Business Corporation Act. HBN Int’l licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. It’s main activity is operating the Horsepower World Pool parimutal wagering system.  All players have a random chance to win, wagering in real time 24 / 7 on common parimutuel pools.  HorsepowerTM has been tested to international lottery standards.  During the year no predevelopment costs were capitalized under HorsepowerTM operating project.  The Company operates under the permanent license of the Kahnawake Gaming Commission in Quebec, Canada and the Company management believes the Company complies in all material respects with the governing laws and regulations.

e)    SafeSpending project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. (“SafeSpending”). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending’s intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company or it’s subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology. Sungold has a patent pending in 105 countries for the SafeSpending anonymous payment system.

	August 31 2002 $	Additions $	February 28 2003 $
Acquisition cost	62,300	-	62,300
Legal and consulting fees	15,950	6,474	22,424
	78,250	6,474	84,724

	August 31 2002 $	Additions $	February 28 2003 $

TOTAL PRE-DEVELOPMENT COSTS	2,768,316	8,154	2,776,470

Note 3     CAPITAL ASSETS

	February 28 2003			August 31 2002
	Cost	Less	Net Book	Net Book
	$	Accumulated Amortization $	Value $	Value $
Internet software	689,377	239,243	450,134	385,902
Computer equipment	258,223	157,529	100,694	118,463
Computers under capital leases	62,378	30,827	31,551	37,119

	1,009,978	427,599	582,379	541,484

Note 4     OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.

The following is a schedule of future lease payments

	February 28 2003 $	August 31 2002 $
Total minimum lease payments	29,699	41,834
Less amount representing interest	(3,603)	(5,158)
Balance of obligations	26,096	36,676
Less current portion	(18,460)	(19,423)
Non-current portion	7,636	17,253

For next twelve month periods:
– 2003	18,460	19,423
– 2004	7,636	17,253
	26,096	36,676

Note 5     SHARE CAPITAL

	February 28 2003 $	August 31 2002 $
Authorized:
100,000,000 common shares without par value
100,000,000 Class “A” Preference shares with a par value of $10 each
100,000,000 Class “B” Preference shares with a par value of $50 each

Issued:
61,621,209 shares
(August 31, 2002 – 50,121,209 shares)	17,525,199	16,156,646

a)    Incentive share purchase options

   The Company has a fixed stock option plan which permits the issurance of options of up to 10% of the Company’s issued share capital. The following are outstanding incentive share purchase options:

#
100,000 1,050,000 79,900 300,000 100,000 100,000 100,000 802,764 400,000 136,000 272,000 500,000 136,000 750,000

@ US $0.15 each to February 16, 2006

@ US $0.06 each to February 28, 2006

@ US $0.085 each to March 5, 2006

@ US $0.12 each to August 10, 2006

@ US $0.10 each to October 22, 2006

@ US $0.12 each to October 23, 2006

@ US $0.09 each to December 20, 2006

@ US $0.08 each to January 4, 2007

@ US $0.0725 each to January 24, 2007

@ US $0.23 each to March 26, 2007

@ US $0.20 each to May 17, 2007

@ US $0.15 each to October 11, 2007

@ US $0.11 each to January 23, 2008

@ US $0.10 each to January 28, 2008

4,826,664

In 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. In December 2002, the CICA Accounting Standards Board issued an Exposure Draft containing a proposal to amend Section 3870 to require the recognition of expenses for all employee stock-based compensation transactions for fiscal years beginning on or after January 1, 2004. The proposal would replace the current disclosure option.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

In the six months period ended February 28, 2003, the Company granted 500,000 share purchase options to directors at US$0.15 per share until October 11, 2007, 136,000 share purchase options to a director at US$0.11 each until January 23, 2008 and 750,000 share purchase options to a director at US$0.10 each until January 28, 2008.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 150%, and an expected life of 1 year.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the six months period ended February 28, 2003 would have been $91,332. The pro forma loss per share, assuming this additional compensation expense, would be as follows:

	February 28 2003 $	February 28 2002 $
Pro forma loss	(0.0016)	N/A

Pro forma results may be materially different than actual results realized.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior January 1, 2002 have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

The following are outstanding share purchase warrants:

#

500,000

400,000

200,000

400,000

240,000

100,000

100,000

800,000

919,000

100,000

900,000

600,000

550,000

1,000,000

1,000,000

1,000,000

1,000,000

420,000

1,000,000

2,333,334

1,700,000

1,000,000

300,000

1,000,000

1,000,000

400,000

600,000

2,500,000

250,000

100,000

1,500,000

3,000,000

3,000,000

1,000,000

1,000.000

2.000.000

@ US $0.33 each to April 20, 2003 (1)

@ US $0.25 each to May 24, 2003 (1)

@ US $0.42 each to June 28, 2003 (1)

@ US $0.30 each to July 31, 2003 (1)

@ US $0.30 each to August 24, 2003 (1)

@ US $0.25 each to August 29, 2003 (1)

@ US $0.30 each to September 6, 2003 (1)

@ US $0.20 each to September 21, 2003 (1)

@ US $0.20 each to October 12, 2003 (1)

@ US $0.20 each to December 22, 2003 (1)

@ US $0.20 each to March 23, 2004 (1)

@ US $0.20 each to March 19, 2004 (1)

@ US $0.20 each to April 5, 2004 (1)

@ US $0.20 each to May 8, 2004 (1)

@ US $0.20 each to May 29, 2004 (1)

@ US $0.20 each to June 27, 2004 (1)

@ US $0.20 each to September 7, 2004

@ US $0.15 each to October 24, 2004

@ US $0.15 each to November 4, 2004

@ US $0.06 each to December 14, 2004

@ US $0.06 each to January 7, 2005

@ US $0.06 each to January 30, 2005

@ US $0.11 each to March 1, 2005

@ US $0.17 each to March 26, 2005

@ US $0.165 each to April 4, 2005

@ US $0.16 each to May 7, 2005

@ US $0.15 each to May 30, 2005

@ US $0.075 each to July 10, 2005

@ US $0.08 each to July 24, 2005

@ US $0.09 each to August 21, 2005

@ US $0.08 each to July 23,2005

@ US $0.08 each to September 27, 2005

@ US $0.07 each to November 1, 2005

@ US $0.06 each to December 12, 2005

@ US $0.05 each to December 18, 2005

@ US $0.10 each to January 24, 2006

33,912,334

(1)  See Subsequent Events Note 7

Note 6     SUBSEQUENT EVENTS

On March 24, 2003, the Company cancelled the following share purchase warrants  as per a holder voluntary request:

#
500,000 400,000 200,000 400,000 240,000 100,000 100,000

@ US $0.33 each to April 20, 2003

@ US $0.25 each to May 24, 2003

@ US $0.42 each to June 28, 2003

@ US $0.30 each to July 31, 2003

@ US $0.30 each to August 24, 2003

@ US $0.25 each to August 29, 2003

@ US $0.30 each to September 6, 2003

1,940,000

On April 11, 2003, the Company cancelled the following share purchase warrants as per a holder voluntary request:

#
800,000 600,000 100,000 900,000 600,000 550,000 1,000,000 1,000,000 1,000,000

@ US $0.20 each to September 21, 2003

@ US $0.20 each to October 12, 2003

@ US $0.20 each to December 22, 2003

@ US $0.20 each to March 23, 2004

@ US $0.20 each to March 19, 2004

@ US $0.20 each to April 5, 2004

@ US $0.20 each to May 8, 2004

@ US $0.20 each to May 29, 2004

@ US $0.20 each to June 27, 2004

6,550,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                          SUNGOLD ENTERTAINMENT CORP.

Date:  April 30, 2003

                                                                           By*:

                                                                                       /s/ ANNE KENNEDY

                                                                                            Anne Kennedy

                                                                                            Director, Corporate Secretary

                            *Print name and title under the signature of the signing officer